CARDIMA, INC.
                              47266 Benicia Street
                         Fremont, California 94538-7330



                                                              October 26, 2006


VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

            Re:   Cardima, Inc. (the "Company")
                  Registration Statement on Form SB-2
                  Filed June 1, 2006
                  File No. 333-134624

Ladies and Gentlemen:

     The Company previously filed the above-referenced Form SB-2 registration statement and hereby requests that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. The Company is requesting this withdrawal in response to the request set forth in your Comment Letter dated June 16, 2006. Please apply the Company's filing fee to its account with the SEC.

     If you have any questions concerning this matter, please contact the Company's Securities Counsel, Richard Friedman of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

     Thank you for your assistance in this matter.


                                  CARDIMA, INC.

                                  By: /s/ Gabriel B. Vegh
                                  -------------------------
                                  Gabriel B. Vegh
                                  Chief Executive Officer